VIA EDGAR	August 8, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2008
Filed on April 30, 2008, File No. 0-18701, Supplemental Response filed 6/17/08

Further to discussions with the staff of the Securities and Exchange Commission, this letter serves as PolyMet Mining Corp.’s (the “Company”) formal request for an extension to respond to your letter dated July 14, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2008 (the “Form 20-F”), filed with the Commission on April 30, 2008. The Company anticipates filing its response by August 15, 2008.

Please do not hesitate to contact the undersigned at (646) 879-5970 or Niall Moore at (604) 669-4701 if you have any questions or comments regarding this letter.

Yours truly,

POLYMET MINING CORP.

/s/ Douglas Newby
Douglas Newby
Chief Financial Officer